FUTURITY FIRST
INVESTMENT SERVICES, INC.

Financial Report
December 31, 2016

CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67957

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Futurity First Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Trumbull Street, Suite 203
(No. and Street)

Hartford	CT	06013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lahaie 860-838-4830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

850 Canal Street, 4th Floor	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Peter Lahaie _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Futurity First Investment Services, Inc. _____ , as of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

President and FinOp

Title

Sharon A. Villa

Notary Public

SHARON A. VILLA
Notary Public, Commonwealth of Massachusetts
My Commission Expires July 1, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (o) Independent Auditor's Report Regarding Rule 15c3-3 exemption. (Bound under separate cover)
- x (p) Rule 15c3-3 Exemption Report. (Bound under separate cover)

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Futurity First Investment Services, Inc.
Hartford, Connecticut

We have audited the accompanying statement of financial condition of Futurity First Investment Services, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Futurity First Investment Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Futurity First Investment Services, Inc.'s financial statements. The Supplemental Information is the responsibility of Futurity First Investment Services, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Stamford, Connecticut
February 27, 2017

FUTURITY FIRST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

Assets		
Cash	$	46,049
Prepaid expenses and other current assets		1,820
Total Assets	$	47,869
Liabilities		
Due to related party	$	9,122
Total liabilities		9,122
Stockholder's Equity		
Common stock, $.001 par value; 100 shares authorized; 100 shares issued and outstanding		-
Additional paid-in-capital		769,170
Accumulated deficit		(730,423)
Total Stockholder's Equity		38,747
Total Liabilities & Stockholder's Equity	$	47,869

See Notes to Financial Statements.

FUTURITY FIRST INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

Revenue		
Commissions	$	-
Expenses		
Employee compensation		71,625
Professional fees		27,566
Licensing and appointment		5,342
Other expenses and taxes		16,079
Occupancy and office expenses		18,600
Technology		6,000
Total expenses		145,212
Net Loss	$	(145,212)

See Notes to Financial Statements.

FUTURITY FIRST INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2016

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total	
Balance, beginning	$	-	$	645,040	$	(585,211)	$	59,829
Capital contributions		-		124,130		-		124,130
Net Loss		-				(145,212)		(145,212)
Balance, ending	$	-	$	769,170	$	(730,423)	$	38,747

See Notes to Financial Statements.

FUTURITY FIRST INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net loss	$	(145,212)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in prepaid expenses and other current assets		3,647
Decrease in due to related party		(19,372)
Net cash used in operating activities		(160,937)
Cash Flows from Financing Activities		
Capital contributions		124,130
Net decrease in cash		(36,807)
Cash		
Beginning		82,856
Ending	$	46,049

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Futurity First Investment Services, Inc. (the "Company") was incorporated in the state of Delaware on July 9, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2009. The Company is a limited purpose broker-dealer. The primary function of the Company is to engage in dialogue and training regarding the distribution of fixed insurance products through Registered Representatives of third-party nonaffiliated broker-dealers by the Company's affiliate, Dressander|BHC, Inc. ("DBHC"), which does business as DBHC Advisory. The firm's primary activity in the distribution of fixed insurance products may involve comparisons of fixed products to variable/registered products, and discussions related to client suitability between the Company's Registered Representatives and Registered Representatives of other Broker-Dealers. The Company is a wholly-owned subsidiary of Futurity First Financial Corporation (the "Parent').

The Company has elected the exemptive provision from paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Broker/dealers operating under the provisions of (k)(1) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3. The Company does not, directly or indirectly, receive or hold funds or securities for customers or carry customer accounts in any manner.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition: Commission revenues are recognized when earned at the trade date of securities transactions.

Income taxes: The Company is classified as a "C" corporation for income tax purposes, and files a consolidated tax return with its Parent. The Company records its own tax provision as if it were a separate filer.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FUTURITY FIRST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS, Continued
December 31, 2016

Note 2.   Net Capital Requirements

The Company is subject to the Security Exchange Commissions Uniform Net Capital requirements (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn as cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $36,927, which was $31,927 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 24.70%.

Note 3.   Related Party Transactions

The Company has an expense sharing agreement with Dressander|BHC Inc. (a subsidiary of the parent) effective July 1, 2015 that allocates certain costs to the Company based on the approximate percentage of time spent by personnel for wages and payroll taxes, and a reasonable basis for certain other costs in proportion to the total of those costs incurred by the Parent. For the year ended December 31, 2016, the subsidiary charged the Company $102,125 for allocated wages, payroll taxes and operating costs. The Parent intends to provide financial support to the Company as necessary during 2017.

Note 4.   Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $100,000.

Note 5.   Income Taxes

The components of deferred taxes as of December 31, 2016 are as follows:

Federal net operating loss carry forward	$	208,000
State net operating loss carry forward	$	50,000
Total deferred tax assets before valuation allowance	$	258,000
Valuation Allowance	$	(258,000)
Net deferred tax asset	$	-

As of December 31, 2016, the Company had net operating loss carryforwards available for tax purposes in its consolidated tax return filing with its Parent of approximately $662,000 for Federal and State tax purposes. Realization of deferred tax assets is dependent on future earnings of the Company and its Parent, the timing and amount of which is uncertain. Generally accepted accounting principles require a valuation allowance to reduce reported deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all evidence, both positive and negative, the Company has recorded a full valuation allowance against its deferred tax assets at December 31, 2016 because the Company's management has determined that is it more likely than not that these assets will not be realized.

Loss carryforwards for tax purposes have the following expiration dates:

Expiration Date	Federal	State
2029	$ 84,000	$ 84,000
2030	126,000	126,000
2031	72,000	72,000
2032	86,000	86,000
2033	37,000	37,000
2034	112,000	112,000
2035	145,000	145,000
	$ 662,000	$ 662,000

The provision for income taxes charged to operations for the year ended December 31, 2016 consists of the following:

Current tax expense	$ 31,000
Deferred tax benefit	(31,000)
	$ -

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the stockholder. With few exceptions, the Company's Parent is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2013. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions.

Note 6.   Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were issued on February 27, 2017, and determined that there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

FUTURITY FIRST INVESTMENT SERVICES, INC.

SCHEDULE I - COMUPTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSIONS
December 31, 2016

Computation of Net Capital		
Total stockholder's equity from statement of financial condition	$	38,747
Deductions		
Non-allowable assets:		
Prepaid expenses and other assets		(1,820)
Net capital	$	36,927
Aggregate indebtedness	$	9,122
Minimum net capital required to be maintained		5,000
Net capital in excess of minimum requirements	$	31,927
Percentage of aggregate indebtedness to net capital		24.70%

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing. Accordingly, no reconciliation is deemed necessary.

FUTURITY FIRST INVESTMENT SERVICES, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule.